SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Johnson Outdoors Inc.
(Name of Issuer)
Class A Common Stock, $0.05 par value
(Title of Class of Securities)
479167108
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. 479167108	Page 2 of 7

1)

Name of Reporting Person

Johnson Financial Group, Inc.

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	542,982(1)(2)

6)	Shared Voting Power:	1,853,866(1)(3)

7)	Sole Dispositive Power:	542,982(1)(2)

8)	Shared Dispositive Power:	1,853,866(1)(3)

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

2,396,848(1)(2)(3)

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

27%(4)

12)

Type of Reporting Person

HC

(1)  Shares are held indirectly through the reporting person’s subsidiary, Johnson Bank.

(2)  Includes 29,176 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has sole voting and dispositive power as of December 31, 2018.  Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.

(3)  Includes 7,404 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has shared voting and dispositive power as of December 31, 2018.  Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.

(4)  Based on 8,825,790 shares of Class A common stock outstanding as of December 31, 2018.

SCHEDULE 13G
CUSIP No. 479167108	Page 3 of 7

1)

Name of Reporting Person

Johnson Bank

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	542,982(1)

6)	Shared Voting Power:	1,853,866(2)

7)	Sole Dispositive Power:	542,982(1)

8)	Shared Dispositive Power:	1,853,866(2)

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

2,396,848(1)(2)

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

27%(3)

12)

Type of Reporting Person

BK

(1)   Includes 29,176 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has sole voting and dispositive power as of December 31, 2018.  Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.

(2)  Includes 7,404 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has shared voting and dispositive power as of December 31, 2018.  Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.

(3)  Based on 8,825,790 shares of Class A common stock outstanding as of December 31, 2018.

SCHEDULE 13G
CUSIP No. 479167108	Page 4 of 7

ITEM 1(a).

Name of Issuer.

Johnson Outdoors Inc.

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

555 Main Street
Racine, Wisconsin  53403

ITEM 2(a).

Names of Persons Filing.

Johnson Financial Group, Inc. and its subsidiary, Johnson Bank.

ITEM 2(b).

Address of Principal Business Office.

All reporting persons may be contacted at 555 Main Street, Racine, Wisconsin 53403.

ITEM 2(c).

Citizenship or Place of Organization.

Johnson Financial Group, Inc. and Johnson Bank are Wisconsin corporations.

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to Class A shares of common stock, par value $0.05, of Johnson Outdoors Inc.

ITEM 2(e).

CUSIP Number.

479167108

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[X]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

SCHEDULE 13G
CUSIP No. 479167108	Page 5 of 7

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:  [    ]

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

With respect to shares held in a fiduciary or representative capacity, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales.  A family trust for which Helen Johnson-Leipold is the grantor has an interest that relates to more than five percent of the class.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Johnson Financial Group, Inc. is the parent holding company of Johnson Bank, a bank as defined in Section 3(a)(6) of the Act.

ITEM 8.

Identification and Classification of Members of the Group.

N/A

ITEM 9.

Notice of Dissolution of Group.

N/A

ITEM 10.

Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SCHEDULE 13G
CUSIP No. 479167108	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	JOHNSON FINANCIAL GROUP, INC. /s/ Benjamin T. Pavlik BY: Benjamin T. Pavlik TITLE: Legal Counsel and Assistant Corporate Secretary

Dated: February 14, 2019	JOHNSON BANK /s/ Adam S. Bellmer BY: Adam S. Bellmer TITLE: Wealth Chief Compliance Officer

SCHEDULE 13G
CUSIP No. 479167108	Page 7 of 7

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Act, the undersigned agree to this filing of Schedule 13G (including any and all amendments thereto) with respect to shares of Class A common stock, $0.05 par value, of Johnson Outdoors Inc. and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement consents to the filing of this Schedule 13G (including any and all amendments thereto) by Johnson Financial Group, Inc.

Dated: February 14, 2019	JOHNSON FINANCIAL GROUP, INC. /s/ Benjamin T. Pavlik BY: Benjamin T. Pavlik TITLE: Legal Counsel and Assistant Corporate Secretary

Dated: February 14, 2019	JOHNSON BANK /s/ Adam S. Bellmer BY: Adam S. Bellmer TITLE: Wealth Chief Compliance Officer